[Letterhead of Wachtell, Lipton, Rosen & Katz]

                                                            March 14, 2012

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Attention:  David S. Lyon
                  Financial Analyst,
                  Division of Corporation Finance

Re:       SCBT Financial Corporation
            Registration Statement on Form S-4

            Filed February 28, 2012
            File No. 333-179748

Dear Mr. Lyon:

            On behalf of SCBT Financial Corporation (“SCBT”), this letter and the filing amendment referred to below respond to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) with respect to the filing listed above that was contained in your letter dated March 2, 2012.

            For the convenience of the Staff, the comment is repeated in bold before the response.

General

1.      Please update the financial statements in your Form S-4 in accordance with Rule 3-05 of Regulation S-X.

SCBT has filed an amended Registration Statement on Form S-4/A to provide updated financial statements in response to the Staff’s comment.

            If you have any questions or comments, please do not hesitate to contact me at (212) 403-1155 with respect to the Registration Statement.

                                                            Very truly yours,

                                                            /s/ Matthew M. Guest, Esq._____

                                                            Matthew M. Guest, Esq.

cc:        Michael F. Johnson, Esq., Staff Attorney, U.S. Securities and Exchange Commission
            Robert R. Hill, Jr., SCBT Financial Corporation
            Keith Rainwater, SCBT Financial Corporation

CLI-1946785v1